SCHEDULE 13D

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
NA

1. NAME OF REPORTING PERSON
Opportunity Partners L.P.


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

NA

8. SHARED VOTING POWER

NA

9. SOLE DISPOSITIVE POWER

NA________________________________________________________

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

NA (Less than 5%)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
13. PERCENT OF CLASS REPRESENTED BY ROW 11

NA

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________



Item 1. SECURITY AND ISSUER
This Schedule 13D relates to the shares of Common Stock (the
"Common Stock") of BKF Capital Group, Inc. ("BKF".) The principal executive offices of BKF are located at One Rockefeller Plaza, New York, NY 10020.

Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Opportunity Partners L.P., 60 Heritage Drive, Pleasantville, NY 10570.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
NA

ITEM 4. PURPOSE OF TRANSACTION
Opportunity Partners L.P. has submitted a shareholder resolution for inclusion in management's proxy statement for the next annual meeting of stockholders or any earlier meeting. As required by Rule 14a-8 of the Securities and Exchange Act of 1934, at the time of submission of the shareholder resolution, Opportunity Partners L.P. had continuously owned shares of BKF valued at more then $2,000 for more than one year and intends to continue to hold these shares through the date of the next annual meeting.

The shareholder resolution requests that an Investment Banking firm be engaged to evaluate alternatives to maximize shareholder value (See Exhibit 1).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER a -e NA
Less than 5% ownership.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1: Shareholder Resolution

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 11/17/03

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein


Exhibit 1.

Opportunity Partners L.P.,
60 Heritage Drive, Pleasantville, NY 10570
(914) 747-5262 // Fax: (914) 747-5258
oplp@optonline.net


Norris Nissim
Secretary
BKF Capital Group, Inc.
One Rockefeller Plaza
New York, NY 10020

Dear Mr. Nissim:

We have beneficially owned shares of BKF Capital Group, Inc. valued at more than $2,000 for more than one year and we intend to continue our ownership through the date of the next annual meeting. We are hereby submitting the following proposal and supporting statement pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 for inclusion in management's proxy statement for the next annual meeting of stockholders or any earlier meeting. Please contact us if you would like to discuss this proposal.

RESOLVED: The stockholders request that an investment banking firm be engaged to evaluate alternatives to maximize stockholder value including a sale of the Company.

                      Supporting Statement

BKF's ratio of market capitalization (market price of equity plus debt) to assets under management is just 1.3%. That is significantly lower than the ratio for other investment management companies. For example, Franklin Resources ("BEN") shares trade at a ratio of 4.4%, Janus Capital ("JNS") at 2.9% and Waddell and Reed ("WDR") at 7%.

We think the primary reason for BKF's low multiple is its excessive expenses. In 2002, compensation expenses consumed approximately 69% of BKF's revenues vs. 25% for BEN, 30% for JNS and 13% for WDR. BKF's total operating expenses for 2002 consumed approximately 92% of revenues, leaving very little for stockholders.

On the other hand, BKF could be an attractive acquisition candidate for a larger financial management company that could cut expenses. In short, we think the surest way to enhance stockholder value is to immediately engage an investment banking firm to evaluate alternatives to maximize shareholder value including a sale of the Company.

                                   Very truly yours,


                                   Phillip Goldstein
                                   President
                                   Kimball & Winthrop, Inc.
                                   General Partner